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EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	1999		2000		2001		2002		2003

Interest expense, including amortization of debt issuance costs	$22,919		$21,038		$21,015		$38,513		$38,568
Capitalized interest	13,196		17,477		13,993		11,413		7,820

Fixed charges (a)	36,115		38,515		35,008		49,926		46,388

Income before taxes and extraordinary items	65,279		84,485		5,113		124,477		75,437
Amortization of capitalized interest	1,365		1,501		1,597		2,932		3,859
Less capitalized interest	(13,196)		(17,477)		(13,993)		(11,413)		(7,820)

Adjusted earnings (b)	$89,563		$107,024		$27,725		$165,922		$117,864

Ratio (b) / (a)	2.48	x	2.78	x	0,79	x	3.32	x	2.54	x

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes and extraordinary items, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs. In 2001, our earnings were insufficient to cover our fixed charges by $7.3 million.